UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AVON PRODUCTS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
054303102
(CUSIP Number)
Mr. Stephen Feinberg c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100
with a copy to:
Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (646) 414-6930	Richard Aftanas, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4722
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 054303102
1.	Names of Reporting Persons: Stephen Feinberg
2.	Check the Appropriate Box if a Member of a Group	(a) Not
(b) Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	*
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	*
Person With	10. Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	*
14.	Type of Reporting Person (See Instructions):	IA, IN

 * Based on the information set forth in the Annual Report on Form 10-K of Avon Products, Inc., a New York corporation (the “Company”), filed on February 23, 2016 with the Securities and Exchange Commission, there were 435,472,459 shares of the common stock, par value $0.25 per share (the “Common Stock”), of the Company issued and outstanding as of January 31, 2016. Pursuant to an investment agreement, dated December 17, 2015, by and between the Company and Cleveland Apple Investor L.P., a Delaware limited partnership (“Cleveland Investor”), as of March 1, 2016 (the “Closing Date”) and the date of filing of this Schedule 13D (the “Filing Date”), Cleveland Investor holds 435,000 shares of Series C Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Company. The shares of Preferred Stock, as of the Closing Date, are convertible at Cleveland Investor’s option into 87,000,000 shares of the Common Stock, or approximately 16.7% of the Common Stock deemed issued and outstanding, based on the initial conversion price of $5.00 per share, subject to certain adjustments. Pursuant to the limited liability company agreement of Avatar GP, LLC (“Avatar GP”), Cleveland Investor’s general partner, Stephen Feinberg serves as the sole managing member of Avatar GP and in such capacity exercises sole voting and sole dispositive power over all securities held by Cleveland Investor. Accordingly, as of the Closing Date and the Filing Date, each of Cleveland Investor, Avatar GP and Stephen Feinberg (collectively, the “Reporting Persons”) may be deemed to beneficially own 87,000,000 shares of the Common Stock, or approximately 16.7% of the Common Stock deemed issued and outstanding as of the Closing Date and the Filing Date. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

CUSIP No. 054303102
1.	Names of Reporting Person: Cleveland Apple Investor L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) Not
(b) Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	*
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	*
Person With	10. Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	*
14.	Type of Reporting Person (See Instructions):	PN

 * Based on the information set forth in the Annual Report on Form 10-K of Avon Products, Inc., a New York corporation (the “Company”), filed on February 23, 2016 with the Securities and Exchange Commission, there were 435,472,459 shares of the common stock, par value $0.25 per share (the “Common Stock”), of the Company issued and outstanding as of January 31, 2016. Pursuant to an investment agreement, dated December 17, 2015, by and between the Company and Cleveland Apple Investor L.P., a Delaware limited partnership (“Cleveland Investor”), as of March 1, 2016 (the “Closing Date”) and the date of filing of this Schedule 13D (the “Filing Date”), Cleveland Investor holds 435,000 shares of Series C Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Company. The shares of Preferred Stock, as of the Closing Date, are convertible at Cleveland Investor’s option into 87,000,000 shares of the Common Stock, or approximately 16.7% of the Common Stock deemed issued and outstanding, based on the initial conversion price of $5.00 per share, subject to certain adjustments. Pursuant to the limited liability company agreement of Avatar GP, LLC (“Avatar GP”), Cleveland Investor’s general partner, Stephen Feinberg serves as the sole managing member of Avatar GP and in such capacity exercises sole voting and sole dispositive power over all securities held by Cleveland Investor. Accordingly, as of the Closing Date and the Filing Date, each of Cleveland Investor, Avatar GP and Stephen Feinberg (collectively, the “Reporting Persons”) may be deemed to beneficially own 87,000,000 shares of the Common Stock, or approximately 16.7% of the Common Stock deemed issued and outstanding as of the Closing Date and the Filing Date. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

CUSIP No. 054303102
1.	Names of Reporting Person: Avatar GP, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) Not
(b) Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	*
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	*
Person With	10. Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	*
14.	Type of Reporting Person (See Instructions):	OO

 * Based on the information set forth in the Annual Report on Form 10-K of Avon Products, Inc., a New York corporation (the “Company”), filed on February 23, 2016 with the Securities and Exchange Commission, there were 435,472,459 shares of the common stock, par value $0.25 per share (the “Common Stock”), of the Company issued and outstanding as of January 31, 2016. Pursuant to an investment agreement, dated December 17, 2015, by and between the Company and Cleveland Apple Investor L.P., a Delaware limited partnership (“Cleveland Investor”), as of March 1, 2016 (the “Closing Date”) and the date of filing of this Schedule 13D (the “Filing Date”), Cleveland Investor holds 435,000 shares of Series C Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Company. The shares of Preferred Stock, as of the Closing Date, are convertible at Cleveland Investor’s option into 87,000,000 shares of the Common Stock, or approximately 16.7% of the Common Stock deemed issued and outstanding, based on the initial conversion price of $5.00 per share, subject to certain adjustments. Pursuant to the limited liability company agreement of Avatar GP, LLC (“Avatar GP”), Cleveland Investor’s general partner, Stephen Feinberg serves as the sole managing member of Avatar GP and in such capacity exercises sole voting and sole dispositive power over all securities held by Cleveland Investor. Accordingly, as of the Closing Date and the Filing Date, each of Cleveland Investor, Avatar GP and Stephen Feinberg (collectively, the “Reporting Persons”) may be deemed to beneficially own 87,000,000 shares of the Common Stock, or approximately 16.7% of the Common Stock deemed issued and outstanding as of the Closing Date and the Filing Date. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

Item 1.     Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.25 per share (the “Common Stock”), of Avon Products, Inc., a New York corporation (the “Company”), having its principal executive offices at 777 Third Avenue, New York, New York 10017.

Item 2.     Identity and Background

This Schedule 13D is filed on behalf of (i) Stephen Feinberg, a citizen of the United States and the sole managing member of Avatar GP (as defined below), (ii) Cleveland Apple Investor L.P., a Delaware limited partnership (“Cleveland Investor”), and (iii) Avatar GP, LLC, a Delaware limited liability company and the sole general partner of Cleveland Investor (“Avatar GP” and, together with Stephen Feinberg and Cleveland Investor, collectively, the “Reporting Persons”).

Cleveland Investor’s principal business consists of investing in the securities of the Company. Avatar GP’s principal business is to serve as the general partner of Cleveland Investor. Stephen Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P. (“CCM”). CCM, through one or more funds and/or accounts managed by it and/or its affiliates, is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of varying kind and nature. Stephen Feinberg also provides investment management and other services for various third parties affiliated with CCM. The business address of each Reporting Person is 875 Third Avenue, 11th Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

On March 1, 2016, pursuant to an investment agreement, dated December 17, 2015, by and between the Company and Cleveland Investor (the “Investment Agreement”), Cleveland Investor purchased 435,000 shares of Series C Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Stock”), for an aggregate purchase price of $435,000,000. The purchase price of the Preferred Stock was paid for by capital contributions to Cleveland Investor by the investors in Cleveland Investor.

Item 4.     Purpose of Transaction

The acquisition of the securities set forth in this Schedule 13D is for investment purposes, subject to the following:

Pursuant to an investor rights agreement (the “Investor Rights Agreement”), dated as of March 1, 2016 (the “Closing Date”), by and between the Company and Cleveland Investor, the Company reduced the size of the Board of Directors of the Company (the “Board”) from twelve directors to eleven directors and granted Cleveland Investor certain minority rights relating to Board representation and other matters. Pursuant to the Investor Rights Agreement, the Board consists of six incumbent directors of the Company and three new directors appointed by Cleveland Investor (one of whom will act as Chairman of the Board so long as the 50% Ownership Requirement (as defined below) is satisfied), with two new independent directors to be jointly appointed by the Company and Cleveland Investor. Pursuant to the Certificate of Amendment of the Company’s Restated Certificate of Incorporation with respect to the Preferred Stock (the “Certificate of Amendment”) and the Investor Rights Agreement, Cleveland Investor will continue to be entitled to elect: (i) three directors to the Board, so long as Cleveland Investor continues to beneficially own shares of Preferred Stock (and/or shares of Common Stock) that represent on an as-converted basis at least 75% of the shares of Preferred Stock owned by Cleveland Investor as of the Closing Date on an as-converted basis (the “Initial Shares”); (ii) two directors to the Board, so long as Cleveland Investor continues to beneficially own shares of Preferred Stock (and/or shares of Common Stock) that represent on an as-converted basis at least 50% but less than 75% of the Initial Shares (the “50% Ownership Requirement”); and (iii) one director to the Board, so long as Cleveland Investor continues to beneficially own shares of Preferred Stock (and/or shares of Common Stock) that represent on an as-converted basis at least 25% but less than 50% of the Initial Shares (the “25% Ownership Requirement”). Until Cleveland Investor no longer meets the 25% Ownership Requirement, subject to certain exceptions and to satisfaction by such director designees of independence and other customary qualifications, Cleveland Investor will have the right to have one of its director designees serve on each committee of the Board. The representation afforded by the appointment of Cleveland Investor’s representative(s) on the Board may allow the Reporting Persons to have influence over the corporate activities of the Company, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Pursuant to the Investor Rights Agreement, Cleveland Investor, subject to maintaining certain levels of beneficial ownership of Preferred Stock and/or Common Stock, (a) has consent rights over certain actions taken by the Company, including increasing the size of the Board, reinstating the Company’s quarterly Common Stock dividend and incurring indebtedness in excess of certain thresholds, and (b) is required to vote its shares of Preferred Stock and Common Stock in favor of (i) each director nominated to the Board, (ii) the Company’s “say-on-pay” proposal and any other approved equity compensation proposals, and (iii) ratification of the Company’s independent registered public accounting firm.

Pursuant to the Investor Rights Agreement, Cleveland Investor and its affiliates are subject to certain standstill restrictions, including, among other things, that Cleveland Investor and its affiliates are restricted from acquiring additional securities of the Company in excess of a certain percentage, subject to certain exceptions. The standstill restrictions will terminate upon the occurrence of certain events, including upon the earlier of the date on which (a) Cleveland Investor no longer meets the 25% Ownership Requirement or (b)(i) the 25% Ownership Requirement remains satisfied (and the 50% Ownership Requirement is not satisfied), (ii) no Cleveland Investor designee serves on the Board, and (iii) Cleveland Investor has irrevocably waived its director nomination and consent rights. Subject to certain customary exceptions, Cleveland Investor is restricted from transferring shares of Preferred Stock, shares of Series D Preferred Stock (as defined below) or shares of Common Stock issued upon conversion of the Preferred Stock until the 24-month anniversary of the Closing Date.

Pursuant to the Certificate of Amendment, holders of Preferred Stock are entitled to participate on an as-converted basis in any cash dividends paid to the holders of shares of Common Stock (the “Common Dividends”). Cumulative preferred dividends will accrue daily on the Preferred Stock and are payable at a rate of 1.25% per quarter (net of any Common Dividends and subject to increase up to a maximum rate of 5.00% per quarter if the Company breaches certain obligations) (the “Preferred Dividends”). Except to the extent not otherwise previously paid in accordance with the terms of the Certificate of Amendment, Preferred Dividends will be payable on the seventh anniversary of the Closing Date, as and when declared by the Board and at the end of each quarter thereafter. Accrued and unpaid Preferred Dividends may be paid in cash, in shares of the Company’s non-voting, non-convertible Series D Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”), as established in the Certificate of Amendment, or, subject to certain conditions, in shares of Common Stock.

The descriptions of the Investment Agreement and the Investor Rights Agreement in Item 3 and this Item 4 are not intended to be complete and are qualified in their entirety by the full text of the Investment Agreement and the Investor Rights Agreement, respectively, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or matters for which disclosure is required pursuant to Item 4 of Schedule 13D; provided, however, that the Reporting Persons at any time and from time to time may review, reconsider, modify and/or change their intentions and/or purposes with respect to the Company, and/or may develop any such plans or proposals that they deem appropriate with respect to the Company, including one or more transactions or matters for which disclosure will be required pursuant to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Based on the information set forth in the Annual Report on Form 10-K of the Company filed on February 23, 2016 with the Securities and Exchange Commission, there were 435,472,459 shares of the Common Stock issued and outstanding as of January 31, 2016. Pursuant to the Investment Agreement, as of the Closing Date and the date of filing of this Schedule 13D (the “Filing Date”), Cleveland Investor holds 435,000 shares of the Preferred Stock. The shares of the Preferred Stock held by Cleveland Investor, as of the Closing Date, are convertible at any time at Cleveland Investor’s option into 87,000,000 shares of the Common Stock, or approximately 16.7% of the Common Stock deemed issued and outstanding as of the Closing Date and the Filing Date, based on the initial conversion price of $5.00 per share, subject to certain adjustments.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

Except as set forth herein, none of the Reporting Persons has engaged in any transactions during the 60 days prior to the Closing Date, and between the Closing Date and the Filing Date, in any securities of the Company, except as expressly set forth herein.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

The preferences, limitations, powers and relative rights of the Preferred Stock are set forth in the Certificate of Amendment.

Pursuant to the Investor Rights Agreement, Cleveland Investor and its affiliates have certain registration rights with respect to (i) the Preferred Stock, (ii) the Series D Preferred Stock, (iii) the shares of Common Stock issued upon conversion of the Preferred Stock, and (iv) other shares of Common Stock issued pursuant to the terms of the Preferred Stock, the Series D Preferred Stock and the Investor Rights Agreement.

In connection with a financing from Credit Suisse AG, Cayman Branch, as lender (the “Lender”), effective March 2, 2016, Cleveland Investor pledged certain of the shares of Preferred Stock owned by it in favor of the Lender. The pledge, if not sooner terminated, expires on March 2, 2019.

Item 7.     Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated March 1, 2016, by and among the Reporting Persons.

2.	Investment Agreement, dated as of December 17, 2015, by and between Avon Products, Inc. and Cleveland Apple Investor L.P. (f/k/a Cleveland Apple Investor LLC), incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on December 21, 2015.

3.	Investor Rights Agreement dated as of March 1, 2016, by and between Avon Products, Inc. and Cleveland Apple Investor L.P., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on March 7, 2016.

[signature follows on the next page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2016

/s/ Stephen Feinberg
Stephen Feinberg, individually, and in his capacity as the managing member of Avatar GP, LLC, the general partner of Cleveland Apple Investor L.P.

Cleveland apple investor l.P. By: Avatar GP, LLC, its general partner

By:	/s/ Stephen Feinberg
Stephen Feinberg, Authorized Signatory

AVATAR GP, LLC

By:	/s/ Stephen Feinberg
Stephen Feinberg, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended. Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1), as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on Schedule 13D with respect to the common stock or other securities of Avon Products, Inc. beneficially owned by each of them. Each of the undersigned hereby expressly authorizes each other party to file on its behalf any and all amendments to such statement. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

Dated: March 11, 2016

/s/ Stephen Feinberg
Stephen Feinberg, individually, and in his capacity as the managing member of Avatar GP, LLC, the general partner of Cleveland Apple Investor L.P.

Cleveland apple investor l.P. By: Avatar GP, LLC, its general partner

By:	/s/ Stephen Feinberg
Stephen Feinberg, Authorized Signatory

AVATAR GP, LLC

By:	/s/ Stephen Feinberg
Stephen Feinberg, Authorized Signatory